FORESITE LIFE SCIENCES CORP.

600 Montgomery Street, Suite 4500

San Francisco, CA 94111

April 15, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re: Foresite Life Sciences Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-253607

Dear Mr. Anderegg:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Foresite Life Sciences Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-253607) together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 26, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Dennis Ryan, Chief Financial Officer, Foresite Life Sciences Corp., 600 Montgomery Street, Suite 4500, San Francisco, CA 94111, with a copy to Joel Rubinstein, White & Case LLP, 1221 Avenue of the Americas, New York, NY 10022.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Colin Diamond at (212) 819-8754 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

FORESITE LIFE SCIENCES CORP.

By:	/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Chief Financial Officer

cc:	Joel Rubinstein, White & Case LLP
Colin Diamond, White & Case LLP